

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Julian T. Ross
OxySure Systems, Inc.
10880 John W. Elliott Drive, Suite 600
Frisco, Texas 75034

>   **Re: OxySure Systems, Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed February 11, 2011**
>   **File No. 333-159402**

Dear Mr. Ross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   With respect to your response to prior comment 1, please tell us whether you are eligible to file a Form 15, and, if so, whether and when you plan to file the form.

Warrants, page 3

2.   We note your response to prior comment 3. Given your disclosure on page 83 regarding who has voting and dispositive power over the shares underlying warrants issued to Tim Hutton and Afritex, please clarify why the related warrants are not disclosed here as being held by your affiliates.

Use of Proceeds, page 24

3.   With respect to your response to prior comment 4, please update your disclosure in footnote 1 to the table on page 24 to present, as of the most recent practicable date, the amount of the Senior Note that would remain outstanding if $500,000 of the proceeds is

applied to the amounts due under the Note. In this regard, we note that on pages 80 and 92 you disclose the outstanding balance of the Note at December 31, 2010 or as of the date of the registration statement, whereas the disclosure in footnote 1 presents the outstanding balance as of September 30, 2010.

Liquidity and Capital Resources, page 47

4.   Please note that the revised disclosure in response to prior comment 8 should be consistent with and reconcile to the disclosures in your financial statements. Please respond to the following:

- Please tell us why you disclose on page 47 that the JTR notes increased by $124,600 when we note an increase of only $76,600 in the JTR current notes payable based upon your disclosures on pages F-59 and F-21.
- Since a new short term loan entered into in December 2009 should be reflected in the balance of your notes as of December 31, 2009, please explain why this loan would account for the difference between your current notes payable between December 31, 2009 and September 30, 2010. Further, we noted no new current note for $100,000 on page F-21.
- We compared the tables for your current notes payable on pages F-21 and F-59 and we noted that in addition to the increase in current notes payable for Afritex ($270,000) and JTR ($76,600) you increased deferred financing charges by $134,792 and decreased other notes payable by $9,400. Please disclose the significant reasons for the increase in your deferred financing charges.

5.   Please respond to the following regarding the changes made in response to prior comment 9 and your table of expenses on page 49:

- The table shows current notes payable of $647,800. Please tell us why this amount is not the same as your current notes payable of $827,026 shown on your September 30, 2010 balance sheet on page F-1.
- Please also tell us whether your payments over the next twelve months should include additional amounts of interest expense on the notes that have not yet been reflected in your accrued expenses.
- Please tell us whether the amount shown for capital leases of $291,178 includes the full amount of your minimum capital lease payments, including interest. We note that the amount agrees to your balance sheet amount which does not include interest.

6.   Please expand your response to prior comment 9 to tell us where in this section you disclose "Accrued Expenses and Other Current Liabilities," to which you refer in your response. Also, your response appears to address only expenses, including interest, that

have already accrued. Please also address how expenses you expect to incur, such as interest, impact the estimated cash needs you disclose.

7.   Please update this section to describe all obligations impacting your liquidity and capital resources as of the most recent practicable date. For instance, please expand your disclosure on page 48 describing your obligations to Sinacola Commercial Properties, LLC to describe the terms of your agreements dated December 15, 2010 and December 30, 2010 that were filed as exhibits 10.35, 10.36 and 10.37.

Going Concern, page 49

8.   Further to prior comment 11, please make sure that the disclosures about your going concern on pages 50 and F-36 are not inconsistent. We note the following differences:

- On page F-36 you disclose that you have aggressively and successfully trimmed expenses. In response to prior comment 9 you removed your disclosure that you had reduced your expenses.
- Please explain how your disclosure of a loan for $100,000 on page F-36 that you received in December 2009 mitigates your ability to continue as a going concern after September 30, 2010. We note that you have removed similar disclosure from page 50.
- On page 50 you disclose that you also entered into a rent satisfaction agreement for $220,715 in 2010.
- On page 50 you disclose that the amount of cash deferred pursuant to the capital lease with Vencore is approximately $307,662.

Sales and Marketing Plan, page 63

9.   Contrary to your response, it appears that you did not delete footnote 8. Therefore, we reissue prior comment 16.

Related Party Transactions, page 91

10.   Please revise the first sentence on page 92 consistent with your revisions in response to prior comment 22.

11.   With a view toward disclosure, please tell us how you determined the amount of warrants issued pursuant to the Senior Note. In this regard, you disclose here that you issued 365,813 warrants pursuant to the Note, but your disclosure on page 80 indicates you only issued about 150,000 warrants pursuant to the Note.

Interim Financial Statements, page F-1

12.   Please update the financial statements to comply with Rule 8-08 of Regulation S-X.

Statement of Operations and Accumulated Deficit, page F-2

13.   In response to prior comment 25, you told us that you included the disclosures required by ASC 250-10-50-7 in footnote 16. We did not find a footnote 16 and we continue to note that you disclose that the statements of operations for the three and nine months ended September 30, 2009 and statements of cash flows for the nine months ended September 30, 2009 are restated. Please revise to include the disclosures required by ASC 250-10-50-7 in the notes to your interim financial statements.

Stock-Based Compensation, page F-9

14.   In response to prior comment 28 you told us that the operation of the performance agreement has been suspended. Please tell us why the terms of the agreement are suspended and whether it is pursuant to a written agreement.

Note 4. Notes Payable, page F-14

Frisco Note, page F-14

15.   In response to prior comment 29, you told us that you corrected the table on page F-21. However, we continue to note that the table for the total current notes payable does not properly sum to the total disclosed. The amounts sum to $782,592 and not $827,026. As previously requested, please revise so that the detail presented properly sums to the total which agrees to your balance sheet.

16.   In response to prior comment 30, you provided us with a revised table of future minimum payments in your response letter. We note that you did not change the amounts shown in your disclosures on pages F-21 and F-59 to be consistent with your response. We also note that the amounts in the table on page F-21 do not sum to the total presented. Please revise.

Note 6. Stock Options and Warrants, page F-23

17.   In response to prior comment 31, you told us that you added the headings to the columns. However, we continue to note that the table on page F-24 does not include headings for the five columns shown related to your stock options. As previously requested, please revise the table on page F-24 to include the appropriate headings for each column.

Note 8. License and Service Agreements, page F-30

18.   Your response to prior comment 32 still does not provide an analysis of how you
        considered the significant terms of the note purchase and warrant agreement with Afritex
        under U.S. GAAP. You told us that you issued Afritex a note payable for $270,000 plus
        warrants with a fair value of $70,267. You told us that the agreement allows you to
        convert the note at your option into common stock at a conversion price of $1.00 per
        share. As part of your response, please discuss how you considered ASC 605-50,
        "Revenue Recognition, Customer Payments and Incentives," and ASC 505-50, "Equity-
        Based Payments to Non-Employees." If you based your accounting upon other literature,
        then please explain. Your analysis should support why you recorded an asset for
        $270,000 as well as the amortization method and period selected.

19.   On page F-19 you disclose that you allocated the proceeds of the note between the note
        and warrants based on their relative fair values. Please tell us to what "proceeds" you are
        referring.

20.   With respect to prior comment 33, on page F-30 you disclose that the fair value of the
        warrants was recorded as a license expense in the quarter. In response to prior comment
        32 you told us that the warrant was recorded as a debit to current notes payable and a
        credit to APIC. Please reconcile.

21.   Further, on page F-19 you disclose that the common stock warrants were recorded as a
        warrant liability upon issuance while your response and financial statements reflect the
        warrant as equity. Please reconcile.

Note 9. Commitments and Contingency, page F-30

22.   Your response to prior comment 34 did not explain, as previously requested, how you are
        treating rental expense in 2010. Your revised disclosure states that your expense was
        $145,800 in 2010 of which $139,426 is deferred. As previously requested, please explain
        the terms of your operating lease which allowed you to defer rental payments in 2010.
        Show us the journal entries recorded to account for the deferral of your rent of $139,426.
        We do not see where you have recorded a liability for the amounts owed for your rentals.

Capital lease, page F-31

23.   Further to your response to prior comment 35, please tell us where you classified the
        amortization of the premium on the capital leases in your statements of operations and
        whether the amount is included in interest expense. If the amount is not included in
        interest expense, please tell us why. Refer to ASC 840-30-30-1 and 30-3.

24.   In response to prior comment 36 you told us that you do not have a deferment agreement
        with Vencore. As such, please explain the basis for your disclosure on pages 50, F-37
        and F-76 which discloses that you *partnered* with Vencore to defer your cash
        requirement for the lease and you expect that any deferred amounts will be satisfied in
        the future through a possible combination of cash, equity or new debt obligations.

Note 10. Related Party Transactions, page F-32

25.   While your response to prior comment 38 told us that you revised the disclosure to
        disclose the nature of the related party relationship for Afritex as required by ASC 850-
        10-50-1, we could not find the revised disclosure. In addition, it appears that Mr. Ross is
        a shareholder as well as a director for Afritex. As previously requested, please revise
        your disclosure to comply with ASC 850-10-50-1.

Note 12. Fair Value Measurements, page F-34

26.   Similar to your revised disclosure in response to prior comment 40, please also revise
        your disclosure on page F-34 to include your warrants that are reflected as liabilities at
        fair value.

Report of Independent Registered Public Accounting Firm, page F-38

27.   In response to prior comment 21, you revised the name of the firm on the audit report to
        "Sam Kan & Company, LLC." We note that the name of the firm registered with the
        PCAOB is Sam Kan & Company and there are no other names used in issuing its audit
        reports. Please request your auditors to revise their report to be consistent with the name
        registered with the PCAOB and ensure that the name used in the report is consistent with
        your disclosure in Interest of Named Experts and Counsel on page 90.

Balance Sheets, page F-39

28.   Please tell us why you removed the disclosure in the heading for 2009 and 2008 balance
        sheets that the financial statements are restated. It appears from your discussion in Note
        17 that some of the error corrections in 2009 impacted that balance sheet. We also noted
        certain restatements to 2008 and 2009 in our prior comments 43 and 44.

29.   As previously requested in comments 43, 44 and 45, you should either revise Note 17 to
        include a discussion of the error corrections consistent with the requirements of ASC
        250-10-50, or you should explain to us why the disclosures are not required.

Statements of Operations and Accumulated Deficit, page F-40

30.   Your response to prior comments 46 and 47 did not tell us why you believe it is appropriate under U.S. GAAP to show an amount for prior period adjustments given that the amount appears to relate to the correction of an error. ASC 250-10-45-23 states that a prior period error should be reported as an error correction by *restating the prior-period financial statements*. That is, if the prior period statements were not correct, then you should restate each incorrect amount (such as interest expense) shown in the financial statements. If there is a *cumulative effect* of the error *on periods prior to those presented* (that is, an error that affected periods prior to fiscal 2008) then you should reflect the correction of the errors in the carrying amounts of assets and liabilities as of the beginning of the first period presented with an offsetting adjustment, if any, made to the *opening balance of retained earnings* (or other appropriate components of equity or net assets in the statement of financial position) for that period. It appears that you did not reflect the prior period impact in the opening balance of retained earnings. It appears that you show the corrections as an aggregate sum in a prior period adjustment account. You should either revise the presentation to comply with ASC 250-10-45-23, or tell us why your accounting and presentation is in compliance with U.S. GAAP.

31.   For example, in response to prior comments 48 and 72 you told us that an amount of $523,597 related to BCF interest for 2008 was treated as a prior period adjustment in 2009. It appears from your response that you had an error in your 2008 statement of operations and that you should have recorded additional interest expense in 2008 of $523,597. It appears that you included the interest expense as part of the *prior period adjustments account* in 2009. Under ASC 250-10-45-23, you should correct the error in the 2008 statements of operations by increasing the interest expense to the corrected amount. You would similarly increase the related account such as accrued interest payable. Consideration of the proper application of ASC 250-10-45-23 would also apply to the other amounts included within prior period adjustments.

Statements of Cash Flows, page F-43

32.   We note the reconciliations provided in response to prior comment 49 did not provide the requested information. With respect to fiscal 2008, please show us why the amount of $677,681 shown in your statements of cash flows as *Issuance of common stock warrants in connection with convertible loans* is not the same as the amount of $778,827 shown in your statement of stockholders' equity as *Common Stock Warrants issued in connection with convertible loans*. It appears that the issuance of the warrants of $778,827 would be a non-cash item that you would reflect as an adjustment in your statement of cash flows to reconcile net income to net cash used in operating activities. Please explain why the amounts are different and where you have reflected that difference of $101,146 in the statements of cash flows.

33.   Further to your response to prior comment 52, please explain whether the amount shown in your statements of operations for each period for Issuance of common stock warrants in connection with convertible loans and Changes in deferred financing charges is the same as the related amount reflected in your statements of operations. If so, please tell us where the associated amounts are reflected in your statements of operations.

34.   In response to prior comment 53 you told us that only the periodic BCF interest is included in your statements of operations. In response to prior comment 48 you told us that BCF interest was $195,007. Please explain how you determined that that you should deduct $94,587 as an adjustment to reconcile net income to net cash used in operating activities for the nine months ended September 30, 2010.

Note 4. Notes Payable, page F-53

35.   We note your responses to prior comments 55 and 65 begin by explaining how you measured the value of the warrant liabilities at fair value and then you explain that the warrants are actually equity. On page F-57 you disclose that the warrants are potentially redeemable for cash and are recorded at fair value and marked to market each period. If true, we would expect to see the warrants reflected as liabilities on your balance sheet at fair value with the changes in fair value each period included in your calculation of net loss each period in accordance with ASC 815-10-25-1, 30-1, 35-1 and 35-2. Instead, you appear to include the value of the warrants in equity. We continue to note numerous inconsistencies in your responses and disclosures in this regard. Please revise so that your accounting and disclosure are consistent with U.S. GAAP and provide us with an explanation of how you are accounting for the warrants and why. Tell us about your analysis of ASC 815-40 (formerly EITF 00-19) in determining the proper accounting for the warrants as either liabilities or equity.

36.   Please note that we will review the accounting for any beneficial conversion feature of the notes and the schedules provided to us previously in response to comment 56 once our above comment regarding your accounting for the warrants is resolved since the resolution may have a material impact on those schedules.

Note 5. Shareholders' Equity, page F-60

37.   Your response to prior comment 61 did not address why the disclosure on page II-5 is not consistent with the disclosure in this note. Please revise or advise.

38.   We note your response to prior comment 62 did not provide each of the requested journal entries. It appears from your disclosures on page F-22 that the following three events occurred in 2008:

      a.   25,000 shares of Series A preferred stock were returned to you in settlement with a service provider. From page F-3, you reflect this as a credit to preferred shares and a credit to par value of $13. In addition to crediting par value for $13, please tell us what other accounts you debited or credited and for what amounts.

      b.   You then sold some number of these Series A preferred shares for cash of $25,000. On page F-3 you reflect the issuance of 8,197 preferred shares for $25,000, or $3.05 per share. Please tell us whether this should be the sale of 25,000 shares of preferred for $25,000. The amount per share appears high.

      c.   Finally, you disclose that 16,803 of the preferred shares were converted into common stock. We note no entry on page F-3 showing a decrease in preferred shares for 16,803 and an increase in common shares for 16,803 to reflect this transaction. Please explain why this transaction is not reflected.

Note 6. Stock Options and Warrants, page F-62

39.   We note your response to prior comment 63. However, our comment was meant to address why the amounts disclosed on pages F-41, F-42, F-43, F-48 and F-65 are not the same since they all appear to reflect your stock-based compensation for 2009 and 2008. Once you have responded to our other comment regarding your accounting for the prior period adjustments, you should review your disclosures with respect to the stock-based compensation and ensure that they are consistent.

40.   Your response to prior comment 64 did not provide the information previously requested. Please show us the entries you recorded, if any, in each period to account for the difference between the estimated and actual forfeitures.

41.   Your response to prior comment 68 continues to refer to the fair value of the original award as part of your calculation. As previously noted, under ASC 718-20-35-3 you should calculate incremental compensation cost as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified. It appears from your response that the fair value of the original award immediately before the modification was $18,471. Please tell us the fair value of the modified award at the date of the modification.

Note 8., page F-69

42.   Your filing includes a Note 7 and a Note 9 but not a Note 8. Please revise to include the missing Note 8.

Note 9. Commitments and Contingency, page F-69

43.   Based upon your response to comment 71, it appears that you may be recording your rental expense based upon actual cash payments made to the lessor net of the

amortization of your deferred rent related to the leasehold improvement incentive. We referred you to ASC 840-20-25-2 because it states that when an operating lease agreement specifies scheduled rent increases over the lease term that are not dependent on future events, the rent expense should be recognized on a straight-line basis over the lease term unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed. In other words, tell us why you are not allocating the aggregate rental payments evenly over the term of the lease on a straight-line basis as described in ASC 840-20-25-2.

44. Further, and with respect to your response to prior comment 51, you now disclose that rent expense for 2009 and 2008 was $207,912 and $93,030. Your response told us that the amount of rent expense in 2009 should be increased by $185,273 related to the reversal of your prepaid rent. Please respond to the following:

- Please tell us what the prepaid rent represents. Explain whether you prepaid this amount in cash at the inception of the lease. Show us your original journal entries.
- Explain why the 2009 RSA resulted in a journal entry where you reversed the entire balance of prepaid rent in 2009 resulting in $185,272 in additional rent expense in the period.
- Please confirm that the amount of rent expense disclosed in Note 9 reflects the net amount of rent expense that is included in your statements of operations (i.e., rental to lessor, plus warrant amortization, less leasehold improvement allowance amortization plus executory costs. As an example, please show us the components of your rental expense for 2009 in determining the amount disclose of $207,912.
- For example, we note that after deducting the reversal of prepaid rent in 2009, rental expense in 2009 would only be $22,639. It is not clear how this amount was derived given that your base rental is from $8.50 - $12.50 per square foot for 16,200 square feet ($137,700 - $202,500 per annum). Please advise.

Note 17. Correction of Error to Prior Period Financial Statements, page F-76

45. As requested in prior comment 72, we continue to note that the disclosure does not meet the requirements of ASC 250-10-50-7(a). As previously requested, please revise the disclosure to comply with ASC 250-10-50-7(a) and include the effect of the correction of the error on each financial statements line item and any per-share amounts affected as required by ASC 250-10-50-7(a) and describe the nature of each error.

46. For example, it appears that you recorded rent expense in the amount of $185,273 with a write-down of $46,709 in prepaid short-term assets and $138,564 in prepaid long-term assets for 2009. This disclosure does not include a discussion of the nature of the error that caused the restatement. It also does not show a reader the effect of the correction on

each financial statement line item (such as current assets, long-term assets, total assets, selling general and administrative expenses, net loss and the per-share amount. Similarly, the disclosure that you reclassified overdraft balances does not tell the reader the amount or accounts that were impacted (i.e., the effect of the correction on each financial statement line item). These are only examples and there are other restatements that require additional disclosure. You should review the disclosures for each error correction and provide the required disclosures.

Item 15. Recent Sales . . ., page II-2

47.   We reissue prior comment 73, in part, given that it continues to be unclear how your disclosure in paragraphs cc) and ee) are consistent with your disclosure on page F-4. Please revise or advise.

Signatures

48.   We note your revisions in response to prior comment 74; however, your signatures page continues to be inconsistent with the requirements of Form S-1. For example, because the signature of the registrant by the officers signing on the registrant's behalf follows the paragraph indicating that the registration statement was signed "by the following persons in the capacities... stated," it appears that instead of the registrant having signed the document, only the persons whose signatures appear have signed the document in their stated capacities. Please revise to:
- include the signature of the registrant by the officer signing on the registrant's behalf in between the paragraphs of text on the page, and
- provide the signatures of the required individuals in their capacities following the second paragraph of text on the page.

Refer to the text of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551-3645 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by fax): Arrin Langdon, Esq. — Oswald & Yap LLP